L5 Automation Inc. (the "Company") a California Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

L5 Automation, Inc

Balance Sheet

As of December 31, 2024

	JAN - DEC 2023	JAN - DEC 2024
ASSETS		
Current Assets		
Bank Accounts		
Chase Chk (3057)		1,408.00
Chase Svg (5122)		0.00
L5 Automation inc. (WellsFargo #4090)	3,822.42	93,346.13
Total Bank Accounts	**$3,822.42**	**$94,754.13**
Accounts Receivable		
Accounts Receivable (A/R)	0.00	0.00
Total Accounts Receivable	**$0.00**	**$0.00**
Other Current Assets		
Employee Payroll Advances		0.00
Inventory Asset	0.00	0.00
Investments Receivable		22,625.00
Prepaid Expense		9,010.73
Security Deposits		7,560.00
Undeposited Funds	0.00	0.00
Total Other Current Assets	**$0.00**	**$39,195.73**
Total Current Assets	**$3,822.42**	**$133,949.86**
Fixed Assets		
700 Tangible Fixed Assets		
701 Equipment		
702 Equipment - Costs	34,161.00	39,819.79
703 Equipment - Accum Depreciation	-19,396.92	-27,794.62
Total 701 Equipment	**14,764.08**	**12,025.17**
Total 700 Tangible Fixed Assets	**14,764.08**	**12,025.17**
750 Intangible Assets		
751 Start-up Costs		
752 Start-up Costs - Purchases	1,953.99	1,953.99
753 Start-up Costs - Accum Amortization	-1,953.99	-1,953.99
Total 751 Start-up Costs	**0.00**	**0.00**
761 Robot Prototype R&D		
762 Robot Prototype R&D - Costs	1,117,066.99	1,190,831.04
763 Robot Prototype R&D - Accum Amortization	-371,245.30	-621,879.51
Total 761 Robot Prototype R&D	**745,821.69**	**568,951.53**
Total 750 Intangible Assets	**745,821.69**	**568,951.53**
Total Fixed Assets	**$760,585.77**	**$580,976.70**
TOTAL ASSETS	**$764,408.19**	**$714,926.56**
LIABILITIES AND EQUITY		

L5 Automation, Inc

Balance Sheet

As of December 31, 2024

	JAN - DEC 2023	JAN - DEC 2024
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	124,458.51	91,060.51
Total Accounts Payable	**$124,458.51**	**$91,060.51**
Credit Cards		
Amex CC (1003)	15,524.29	13,067.99
CapitalOne CC	3,013.09	249.06
Chase CC	29,929.81	24,623.75
Chase CC (Old Parent Acct) (deleted)	0.00	0.00
Z. HARRIS (8553) - 10 (deleted)	0.00	0.00
Total Chase CC (Old Parent Acct) (deleted)	**0.00**	**0.00**
Chase CC - B. Rocamora (0963)		0.00
Chase CC - D. Schneider (4415)		0.00
Chase CC - E. Terry (2950)		0.00
Chase CC - R. Beetum (2967)		0.00
Chase CC - S. Lozano (0401)		0.00
Chase CC - Z. Harris (4848)		0.00
Dell Financial CC (deleted)	3,461.92	0.00
Wells Fargo LOC	19,999.40	0.00
Total Credit Cards	**$71,928.51**	**$37,940.80**
Other Current Liabilities		
Alex Gutierrez - Short Term Loans	78.00	6,333.29
Connie Bowen Loan	0.00	0.00
Intuit LOC	0.00	0.00
Marcus Gutierrez - Short-term Loan	0.00	8,361.04
Payroll Liabilities		
Accrued Compensation		73,333.33
CA PIT / SDI	-1.00	7,903.48
CA SUI / ETT	0.00	434.00
CO Income Tax	467.00	1,556.00
CO Paid Family and Medical Leave	63.76	63.76
CO Unemployment Tax	-367.20	404.60
Direct Deposit Payable	0.00	0.00
Federal Taxes (941/944)	0.00	34,231.83
Federal Unemployment (940)	310.19	274.13
Guideline Roth 401(k)	2,625.00	2,625.00
Guideline Traditional 401(k)	-2,634.09	-2,634.09
TN Quarterly Taxes	511.00	0.00
WA Cares Fund		353.82
WA Paid Family and Medical Leave Tax		322.68
WA SUI Employer		0.00
WA Workers Compensation		0.00

L5 Automation, Inc

Balance Sheet

As of December 31, 2024

	JAN - DEC 2023	JAN - DEC 2024
Total Payroll Liabilities	**974.66**	**118,868.54**
Shareholder Loans		
Shareholder Loans - Wayne Chan	0.00	5,030.22
Sharehoulder Loans - Xiaoyu	37,000.00	63,947.93
Total Shareholder Loans	**37,000.00**	**68,978.15**
Total Other Current Liabilities	**$38,052.66**	**$202,541.02**
Total Current Liabilities	**$234,439.68**	**$331,542.33**
Long-Term Liabilities		
Alex Gutierrez - Long Term Loans	100,000.00	31,422.81
Everest Loan		55,212.62
Friends and Family Loans	180,000.00	269,438.38
Total Long-Term Liabilities	**$280,000.00**	**$356,073.81**
Total Liabilities	**$514,439.68**	**$687,616.14**
Equity		
1001 Par Value of Common Stock	50.00	50.00
1002 Additional Paid-In Capital	950.00	950.00
Opening Balance Equity	0.00	0.00
Owner's Equity	0.00	0.00
Retained Earnings - C Corp	-686,927.92	-1,408,481.49
SAFE Notes	1,657,450.00	2,393,852.00
Net Income	-721,553.57	-959,060.09
Total Equity	**$249,968.51**	**$27,310.42**
TOTAL LIABILITIES AND EQUITY	**$764,408.19**	**$714,926.56**

L5 Automation, Inc

Profit and Loss

January 2023 - December 2024

	JAN - DEC 2023	JAN - DEC 2024	TOTAL
Income			
115 Service Revenue	180,595.62	27,610.21	$208,205.83
120 Grant Revenue	250,000.00	299,999.00	$549,999.00
125 Consulting Revenue	5,095.00	359,227.50	$364,322.50
130 Product Revenue	4,544.59	14,256.54	$18,801.13
170 Discounts given	-3,555.00		$ -3,555.00
Total Income	**$436,680.21**	**$701,093.25**	**$1,137,773.46**
Cost of Goods Sold			
COS - Non-Reimbursable Expenses		21,842.07	$21,842.07
COS - Reimbursable Expenses	-8,359.08	22,021.32	$13,662.24
Total Cost of Goods Sold	**$ -8,359.08**	**$43,863.39**	**$35,504.31**
GROSS PROFIT	**$445,039.29**	**$657,229.86**	**$1,102,269.15**
Expenses			
300 Sales & Marketing			$0.00
305 Advertising & Marketing	13,186.36	4,913.22	$18,099.58
Advertising & Marketing Supplies		377.09	$377.09
Expos & Marketing Events		1,200.00	$1,200.00
Total 305 Advertising & Marketing	**13,186.36**	**6,490.31**	**$19,676.67**
325 Contractors - S&M	31,637.50	15,125.00	$46,762.50
340 Travel & Accommodations - S&M			$0.00
Airfare - S&M	6,736.65	1,489.21	$8,225.86
Hotel & Lodging - S&M	5,137.41	2,012.93	$7,150.34
Rental Car - S&M	2,163.48		$2,163.48
Travel Parking	156.00	289.50	$445.50
Travel S&M - General	15,197.46	1,117.18	$16,314.64
Total 340 Travel & Accommodations - S&M	**29,391.00**	**4,908.82**	**$34,299.82**
350 Client & Marketing Meals		352.92	$352.92
360 Website Expense		44.00	$44.00
Total 300 Sales & Marketing	**74,214.86**	**26,921.05**	**$101,135.91**
400 General & Admin			$0.00
405 Employee Wages	541,233.48	672,418.50	$1,213,651.98
406 Payroll Expenses	200.00		$200.00
410 Payroll Taxes	44,622.55	48,798.78	$93,421.33
416 401K Fees	1,700.00	1,919.69	$3,619.69

L5 Automation, Inc

Profit and Loss

January 2023 - December 2024

	JAN - DEC 2023	JAN - DEC 2024	TOTAL
420 Office Expense			$0.00
485 Postage & Couriers - G&A	37.09	2,844.10	$2,881.19
Contractor Meals	367.93		$367.93
Office Supplies	2,434.00	16,787.40	$19,221.40
Small Equipment	56.91	3,324.00	$3,380.91
Software - G&A	27,712.15	26,635.73	$54,347.88
Staff Meals	3,155.63	4,469.91	$7,625.54
Total 420 Office Expense	**33,763.71**	**54,061.14**	**$87,824.85**
425 Rent Expense - G&A	58,047.06	0.00	$58,047.06
Auto Lease		5,916.00	$5,916.00
Equipment Rental		2,006.80	$2,006.80
Rent expense		67,229.00	$67,229.00
Trailer Lease		9,836.73	$9,836.73
Total 425 Rent Expense - G&A	**58,047.06**	**84,988.53**	**$143,035.59**
430 Professional Fees - G&A			$0.00
Accounting Fees	7,599.95	32,432.45	$40,032.40
Design Work	1,600.00	70,745.76	$72,345.76
Engineering Consultants	17,375.00	68,827.91	$86,202.91
Legal Fees	22,319.00	4,389.50	$26,708.50
Professional Services - Other	28,880.03	33,735.33	$62,615.36
Technicians		15,457.50	$15,457.50
WeFunder Fees	3,558.75	8,880.13	$12,438.88
Total 430 Professional Fees - G&A	**81,332.73**	**234,468.58**	**$315,801.31**
435 Insurance			$0.00
Insuranace - Worker's Comp		233.00	$233.00
Insurance - Auto	-28.88	3,270.67	$3,241.79
Insurance - Dental	253.23	1,724.70	$1,977.93
Insurance - General	1,501.99	1,480.88	$2,982.87
Insurance - Health	32,202.29	41,822.85	$74,025.14
Total 435 Insurance	**33,928.63**	**48,532.10**	**$82,460.73**
440 Travel & Accommodations - G&A	5,672.94		$5,672.94
Auto Maintenance (deleted)	5,000.19		$5,000.19
Flights - G&A		4,843.54	$4,843.54
Ground Transportation - G&A	4,896.83	12,295.89	$17,192.72
Hotel & Lodging - G&A		7,304.17	$7,304.17
Transportation - G&A - General		6,943.60	$6,943.60
Vehicle Gas & Fuel (deleted)	1,007.04		$1,007.04
Vehicle Lease & Rent - G&A (deleted)	340.51		$340.51
Total 440 Travel & Accommodations - G&A	**16,917.51**	**31,387.20**	**$48,304.71**

	JAN - DEC 2023	JAN - DEC 2024	TOTAL
450 Utilities			$0.00
Telephone & Internet	5,624.81	4,469.96	$10,094.77
Utilities - General		9,303.68	$9,303.68
Total 450 Utilities	**5,624.81**	**13,773.64**	**$19,398.45**
460 Professional Development	3,620.00	1,680.00	$5,300.00
465 Corporate Taxes, Licenses, and Fees			$0.00
Corporate Taxes, Licenses, and Fees - General	25.00	2,062.08	$2,087.08
State Fees Paid	5.00		$5.00
Taxes - FTB	1,053.61		$1,053.61
Total 465 Corporate Taxes, Licenses, and Fees	**1,083.61**	**2,062.08**	**$3,145.69**
475 Repairs & Maintenance	120.00		$120.00
Robot Maintenance		632.15	$632.15
Trailer - R&M		4,279.19	$4,279.19
Total 475 Repairs & Maintenance	**120.00**	**4,911.34**	**$5,031.34**
480 Dues & Subscriptions	681.12		$681.12
490 Credit Collection Fees			$0.00
QuickBooks Payments Fees	1,086.90		$1,086.90
Total 490 Credit Collection Fees	**1,086.90**		**$1,086.90**
494 Interest Expense	15,959.97	133,946.84	$149,906.81
495 Bank Charges & Fees	677.00	889.00	$1,566.00
499 Uncategorized Expense			$0.00
Reimbursable Expenses (Do not use)	2,918.70		$2,918.70
Total 499 Uncategorized Expense	**2,918.70**		**$2,918.70**
Total 400 General & Admin	**843,517.78**	**1,333,837.42**	**$2,177,355.20**
500 Other Expenses		0.00	$0.00
Total Expenses	**$917,732.64**	**$1,360,758.47**	**$2,278,491.11**
NET OPERATING INCOME	$ -472,693.35	$ -703,528.61	$ -1,176,221.96
Other Income			
Cashback Rewards			$0.00
Amazon Cashback	195.00	2,517.32	$2,712.32
Capital One Cashback		142.00	$142.00
Chase Cashback		797.86	$797.86
Total Cashback Rewards	**195.00**	**3,457.18**	**$3,652.18**
Interest Income		43.25	$43.25
Other Miscellaneous Income	100.00		$100.00
Total Other Income	**$295.00**	**$3,500.43**	**$3,795.43**
Other Expenses			
Amortization Expense	241,773.30	250,634.21	$492,407.51

L5 Automation, Inc

Profit and Loss

January 2023 - December 2024

	JAN - DEC 2023	JAN - DEC 2024	TOTAL
Depreciation Expense	7,381.92	8,397.70	$15,779.62
Total Other Expenses	**$249,155.22**	**$259,031.91**	**$508,187.13**
NET OTHER INCOME	**$ -248,860.22**	**$ -255,531.48**	**$ -504,391.70**
NET INCOME	**$ -721,553.57**	**$ -959,060.09**	**$ -1,680,613.66**

L5 Automation, Inc

Statement of Cash Flows

January - December 2023

	JAN 2023	FEB 2023	MAR 2023	APR 2023	MAY 2023	JUN 2023	JUL 2023	AUG 2023	SEP 2023	OCT 2023	NOV 2023	DEC 2023	TOTAL
OPERATING ACTIVITIES													
Net Income	-49,164.19	-83,801.79	-96,619.84	-88,729.69	-71,745.71	-112,674.87	-54,818.45	-17,032.10	150,783.38	-161,846.34	-48,500.01	-87,403.96	$ -721,553.57
Adjustments to reconcile Net Income to Net Cash provided by operations:													$0.00
Accounts Receivable (A/R)					-18,300.00	18,300.00	-58,300.00	-30,381.90	0.00	88,681.90	0.00		$0.00
Payroll Corrections (deleted)						-58.13	-58.13	116.26					$0.00
703 Tangible Fixed Assets:Equipment:Equipment - Accum Depreciation	615.16	615.16	615.16	615.16	615.16	615.16	615.16	615.16	615.16	615.16	615.16	615.16	$7,381.92
763 Intangible Assets:Robot Prototype R&D:Robot Prototype R&D - Accum Amortization	19,643.47	19,659.24	19,661.29	20,182.84	20,185.45	20,219.76	20,224.43	20,302.79	20,321.01	20,457.48	20,457.48	20,458.06	$241,773.30
Accounts Payable (A/P)	-18,564.91	-3,357.93	664.07	23,459.67	-499.50	28,288.75	5,760.50	15,090.00	-210.50	-3,748.50	1,411.50	-4,415.22	$43,877.93
Amex CC (1003)	-1,758.90	-1,087.97	4,162.65	-2,227.84	1,570.03	571.21	1,314.50	-164.46	-10,231.09	8,008.53	1,184.89	-58.84	$1,282.71
CapitalOne CC	50.12	-276.64	284.80	-418.51	406.30	17.13	-470.46	442.55	-3,460.28	174.96	39.48	2,791.82	$ -418.73
Chase CC	-342.85	-339.36	-335.32	-332.68	-329.55	-325.63	-322.12	182.32	-818.00	-312.75	161.45	-778.00	$ -3,892.49
Chase CC (Old Parent Acct) (deleted):Z. HARRIS (8553) - 10 (deleted)	-81.56												$ -81.56
Dell Financial CC (deleted)	-26.67	-26.29	-34.03	-24.89	-26.72	-23.51	-26.03	-22.70	-21.46	-227.00	81.31	-102.17	$ -480.16
Wells Fargo LOC	-195.13	776.00	207.70	-19,999.41	19,702.26	593.25	-701.16	306.52	-19,900.87		0.00	19,999.40	$788.56
Alex Gutierrez - Short Term Loans	600.00	28,641.00	-40.00	300.00	-45.00	-13,500.00	10,000.00	3,250.00	-28,250.00		-956.00		$0.00
Connie Bowen Loan					25,000.00					-25,000.00			$0.00
Intuit LOC		30,000.00	-3,139.97	-3,174.10	-3,235.97	-3,274.81	-3,334.97		-6,778.77	-7,061.41			$0.00
Marcus Gutierrez - Short-term Loan												0.00	$0.00
Payroll Liabilities:CA PIT / SDI	-1,428.32	5.90	-5.90	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,620.43	-1,620.43	$ -1,428.32
Payroll Liabilities:CA SUI / ETT	259.35	573.65	165.41	-1,120.00	0.00	210.78	-79.95	129.92	62.83	-323.58	0.00	0.00	$ -121.59
Payroll Liabilities:CO Income Tax						467.00	0.00	0.00	0.00	0.00	0.00	0.00	$467.00
Payroll Liabilities:CO Paid Family and Medical Leave						58.13	-110.63	58.13	58.13	-116.26	58.13	58.13	$63.76
Payroll Liabilities:CO Unemployment Tax						219.58	-459.56	0.00	0.00	-127.22	0.00	0.00	$ -367.20
Payroll Liabilities:Direct Deposit Payable	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	$0.00
Payroll Liabilities:Federal Taxes (941/944)	-4,518.59	100.40	-100.40	0.00	0.00	0.00	0.00	0.00	10,279.92	-10,279.92	10,183.54	-10,183.54	$ -4,518.59
Payroll Liabilities:Federal Unemployment (940)	-311.65	113.69	31.01	0.00	0.00	39.52	24.53	24.36	11.78	0.00	0.00	0.00	$ -66.76
Payroll Liabilities:Guideline Roth 401(k)						0.00	0.00	0.00	0.00	875.00	875.00	875.00	$2,625.00
Payroll Liabilities:Guideline Traditional 401(k)	-1,578.53	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-9.12	-874.97	-875.00	-875.00	$ -4,212.62
Shareholder Loans:Shareholder Loans - Wayne Chan						80,000.00				-80,000.00			$0.00
Shareholder Loans:Sharehoulder Loans - Xiaoyu			25,000.00						7,500.00		-5,000.00	9,500.00	$37,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-7,639.01	75,396.85	47,136.47	17,260.24	45,042.46	132,418.19	-25,923.89	17,448.95	-143,331.26	90,741.42	34,857.37	36,264.37	$319,672.16
Net cash provided by operating activities	$ -56,803.20	$ -8,404.94	$ -49,483.37	$ -71,469.45	$ -26,703.25	$19,743.32	$ -80,742.34	$416.85	$7,452.12	$ -71,104.92	$ -13,642.64	$ -51,139.59	$ -401,881.41
INVESTING ACTIVITIES													
762 Intangible Assets:Robot Prototype R&D:Robot Prototype R&D - Costs	-3,164.13	-946.02	-122.97	-31,293.39	-156.12	-2,058.71	-280.58	-4,701.50	-1,093.11	-6,188.27		-34.68	$ -50,039.48
Net cash provided by investing activities	$ -3,164.13	$ -946.02	$ -122.97	$ -31,293.39	$ -156.12	$ -2,058.71	$ -280.58	$ -4,701.50	$ -1,093.11	$ -6,188.27	$0.00	$ -34.68	$ -50,039.48
FINANCING ACTIVITIES													
Alex Gutierrez - Long Term Loans											-70,000.00		$ -70,000.00
Friends and Family Loans												0.00	$0.00
SAFE Notes	53,000.00	35,000.00	65,000.00	90,000.00	5,000.00	35,000.00	15,000.00		80,000.00		20,000.00	112,450.00	$510,450.00
Net cash provided by financing activities	$53,000.00	$35,000.00	$65,000.00	$90,000.00	$5,000.00	$35,000.00	$15,000.00	$0.00	$80,000.00	$0.00	$20,000.00	$42,450.00	$440,450.00
NET CASH INCREASE FOR PERIOD	$ -6,967.33	$25,649.04	$15,393.66	$ -12,762.84	$ -21,859.37	$52,684.61	$ -66,022.92	$ -4,284.65	$86,359.01	$ -77,293.19	$6,357.36	$ -8,724.27	$ -11,470.89

L5 Automation, Inc

Statement of Cash Flows

January - December 2024

	JAN 2024	FEB 2024	MAR 2024	APR 2024	MAY 2024	JUN 2024	JUL 2024	AUG 2024	SEP 2024	OCT 2024	NOV 2024	DEC 2024	TOTAL
OPERATING ACTIVITIES													
Net Income	-105,031.48	-55,799.49	-104,500.51	-109,781.53	-72,110.44	-77,439.02	110,086.40	18,108.05	-90,623.56	-99,465.75	-23,947.73	-350,332.41	$ -960,837.47
Adjustments to reconcile Net Income to Net Cash provided by operations:													$0.00
Accounts Receivable (A/R)		-40,839.45		40,839.45	0.00	0.00	0.00	-79,434.48	-14,513.38	93,947.86	0.00	0.00	$0.00
Employee Payroll Advances											-23,719.61	23,719.61	$0.00
Investments Receivable												-22,625.00	$ -22,625.00
Prepaid Expense										-11,013.11	1,001.19	1,001.19	$ -9,010.73
Security Deposits												-7,560.00	$ -7,560.00
703 Tangible Fixed Assets:Equipment:Equipment - Accum Depreciation	640.92	640.92	640.92	708.25	708.25	709.93	709.93	805.58	708.25	708.25	708.25	708.25	$8,397.70
763 Intangible Assets:Robot Prototype R&D:Robot Prototype R&D - Accum Amortization	20,477.22	20,494.53	20,494.53	20,498.20	20,807.39	21,043.65	21,146.42	19,343.13	21,548.07	21,436.84	21,589.98	21,754.25	$250,634.21
Accounts Payable (A/P)	1,459.89	-2,000.00	-1,594.00	-18,982.42	14,048.50	9,817.06	12,572.60	-32,126.55	92,906.72	-58,937.04	-1,700.00	-48,773.68	$ -33,308.92
Amex CC (1003)	-1,924.60	50.41	2,328.81	-3,977.62	1,578.48	2,411.99	-3,472.50	2,942.40	22.68	-820.17	-994.53	-688.37	$ -2,543.02
CapitalOne CC	433.16	20.47	-906.63	-2,352.82	2,076.10	856.99	-3,094.47	2,232.58	1,137.22	-339.79	94.22	-2,921.06	$ -2,764.03
Chase CC	-304.01	141.11	-739.00	-294.71	-2,065.05	-16,210.14	962.00	1,969.03	12,424.96	1,362.09	125.55	-2,677.89	$ -5,306.06
Chase CC - B. Rocamora (0963)										0.00			$0.00
Chase CC - D. Schneider (4415)						85.35	-85.35	0.00	21.00	-21.00	0.00	0.00	$0.00
Chase CC - E. Terry (2950)								0.00	24.25	-24.25	0.00		$0.00
Chase CC - R. Beetum (2967)						16,740.51	-16,740.51	0.00					$0.00
Chase CC - S. Lozano (0401)						133.13	-133.13	0.00	0.00				$0.00
Chase CC - Z. Harris (4848)									0.00	0.00	0.00	0.00	$0.00
Dell Financial CC (deleted)	-107.57	-101.18	83.29	-21.86	-18.70	-20.73	-3,275.17						$ -3,461.92
Wells Fargo LOC	0.60	251.58	21.32	-20,272.90	50.24	20,149.70	-20,199.94	19,797.27	0.16	-0.35	287.15	-20,084.23	$ -19,999.40
Alex Gutierrez - Short Term Loans	45,000.00	-25,000.00	-18,000.00	0.00	0.00	0.00	489.10	0.00	-2,489.10	0.00	0.00	6,255.29	$6,255.29
Intuit LOC					30,000.00		-30,000.00	30,000.00	-2,780.75	1,798.62	-3,205.18	-25,812.69	$0.00
Marcus Gutierrez - Short-term Loan						5,000.00	-5,000.00		0.00	5,000.00		3,361.04	$8,361.04
Payroll Liabilities:Accrued Compensation												73,333.33	$73,333.33
Payroll Liabilities:CA PIT / SDI	0.00	0.00	0.00	1,647.69	0.00	1,647.69	-3,295.38	0.00	1.00	0.00	0.00	7,903.48	$7,904.48
Payroll Liabilities:CA SUI / ETT	518.66	153.34	0.00	-672.00	0.00	0.00	0.00	228.63	0.00	-228.63	0.00	434.00	$434.00
Payroll Liabilities:CO Income Tax	-4.00	461.00	461.00	-924.00	461.00	458.00	458.00	-922.00	509.00	-916.00	532.00	515.00	$1,089.00
Payroll Liabilities:CO Paid Family and Medical Leave	-116.26	58.13	58.13	-116.26	58.13	58.13	58.13	-116.26	58.13	-116.26	58.13	58.13	$0.00
Payroll Liabilities:CO Unemployment Tax	219.58	185.02	0.00	0.00	0.00	0.00	0.00	0.00	367.20	0.00	0.00	0.00	$771.80
Payroll Liabilities:Direct Deposit Payable	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	$0.00
Payroll Liabilities:Federal Taxes (941/944)	10,051.79	2,705.63	13,591.87	13,591.85	-26,349.23	-14.25	-13,577.66	0.00	0.00	0.00	9,129.31	25,102.52	$34,231.83
Payroll Liabilities:Federal Unemployment (940)	-170.93	70.74	0.00	0.00	0.00	0.00	0.00	22.13	0.00	0.00	0.00	42.00	$ -36.06
Payroll Liabilities:Guideline Roth 401(k)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	$0.00
Payroll Liabilities:Guideline Traditional 401(k)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	$0.00
Payroll Liabilities:TN Quarterly Taxes												-511.00	$ -511.00
Payroll Liabilities:WA Cares Fund		47.74	58.97	-47.74	58.97	58.97	58.97	58.97	58.97	-117.94	58.97	58.97	$353.82
Payroll Liabilities:WA Paid Family and Medical Leave Tax		43.54	53.78	-43.54	53.78	53.78	53.78	53.78	53.78	-107.56	53.78	53.78	$322.68
Payroll Liabilities:WA SUI Employer		668.35	-421.82	-668.35	825.54	-1,242.37	136.23	126.44	0.00	575.98	0.00	0.00	$0.00
Payroll Liabilities:WA Workers Compensation		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	$0.00
Shareholder Loans:Shareholder Loans - Wayne Chan												5,030.22	$5,030.22
Shareholder Loans:Sharehoulder Loans - Xiaoyu						10,000.00						16,947.93	$26,947.93
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**76,174.45**	**-41,948.12**	**16,131.17**	**28,911.22**	**42,293.40**	**71,737.39**	**-62,228.95**	**-35,019.35**	**110,058.16**	**52,187.54**	**4,019.21**	**54,625.07**	**$316,941.19**
Net cash provided by operating activities	**$ -28,857.03**	**$ -97,747.61**	**$ -88,369.34**	**$ -80,870.31**	**$ -29,817.04**	**$ -5,701.63**	**$47,857.45**	**$ -16,911.30**	**$19,434.60**	**$ -47,278.21**	**$ -19,928.52**	**$ -295,707.34**	**$ -643,896.28**
INVESTING ACTIVITIES													
702 Tangible Fixed Assets:Equipment:Equipment - Costs	-1,545.30			-4,040.10		-100.69						27.30	$ -5,658.79
762 Intangible Assets:Robot Prototype R&D:Robot Prototype R&D - Costs	-149.90	-38.31		-220.15	-18,551.36	-13,138.98	-6,165.82	-1,914.96	-31,453.05	-1,194.94	-354.74	-625.59	$ -73,807.80
Net cash provided by investing activities	**$ -1,695.20**	**$ -38.31**	**$0.00**	**$ -4,260.25**	**$ -18,551.36**	**$ -13,239.67**	**$ -6,165.82**	**$ -1,914.96**	**$ -31,453.05**	**$ -1,194.94**	**$ -354.74**	**$ -598.29**	**$ -79,466.59**
FINANCING ACTIVITIES													
Alex Gutierrez - Long Term Loans						-20,000.00	-40,000.00	-20,000.00	-10,000.00	-10,000.00		31,422.81	$ -68,577.19
Everest Loan										67,103.00	-12,897.00	1,006.62	$55,212.62
Friends and Family Loans	40,000.00											49,438.38	$89,438.38
Opening Balance Equity							0.00						$0.00
SAFE Notes	46,014.00	108,279.00	22,375.00	92,709.00	57,025.00	20,000.00	10,000.00	35,000.00	15,000.00		45,000.00	285,000.00	$736,402.00

L5 Automation, Inc

Statement of Cash Flows

January - December 2024

	JAN 2024	FEB 2024	MAR 2024	APR 2024	MAY 2024	JUN 2024	JUL 2024	AUG 2024	SEP 2024	OCT 2024	NOV 2024	DEC 2024	TOTAL
Net cash provided by financing activities	$86,014.00	$108,279.00	$22,375.00	$92,709.00	$57,025.00	$0.00	$ -30,000.00	$15,000.00	$5,000.00	$57,103.00	$32,103.00	$366,867.81	$812,475.81
NET CASH INCREASE FOR PERIOD	$55,461.77	$10,493.08	$ -65,994.34	$7,578.44	$8,656.60	$ -18,941.30	$11,691.63	$ -3,826.26	$ -7,018.45	$8,629.85	$11,819.74	$70,562.18	$89,112.94


L5 Automation Inc.
Statement of Changes in Equity


Accounts	2024 Amount ($)	2023 Amount ($)
Common Stock	50.00	50.00
Additional Paid-in Capital	950.00	950.00
Opening Balance Equity	0.00	0.00
SAFE Notes	2,393,852.00	1,657,450.00
Retained Earnings (C-Corp)	(1,408,481.49)	(686,927.92)
Net Income (Loss)	(959,060.09)	(721,553.57)
Total Equity	**27,310.42**	**249,968.51**

L5 Automation Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

L5 Automation Inc. (the "Company") is a corporation organized on March 18, 2020 under the laws of California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.